Exhibit 99.1

The transactions pursuant to the share exchange described in this press release involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 14, 2025

To whom it may concern:

Company name:	World Co., Ltd.
Representative:	Nobuteru Suzuki
Representative Director of the Board,
President & Executive Officer
(Securities code: 3612, Tokyo Stock Exchange (Prime Market))
Inquiries:	Keiichi Nakabayashi
Member of the Board, Executive Vice President and Executive Officer
(Telephone: +81-3-6887-1300)

Company name:	RIGHT ON Co., Ltd.
Representative:	Isaku Omine
Representative Director, President Executive Officer
(Securities code: 7445, Tokyo Stock Exchange (Standard Market))
Inquiries:	Yu Kimoto
Executive Officer, General Manager of the Administration Department
(Telephone: +81-3-6876-1110)

Notice Concerning the Execution of a Share Exchange Agreement (Simplified Share Exchange) for Making RIGHT ON Co., Ltd. a Wholly Owned Subsidiary of World Co., Ltd.

World Co., Ltd. (“World”) and RIGHT ON Co., Ltd. (“RIGHT ON,” and together with World, the “Companies”) hereby announce that the Companies have resolved at the Board of Directors meetings of the Companies held today to conduct a share exchange (the “Share Exchange”) by which World will become the wholly-owning parent company of RIGHT ON and RIGHT ON will become the wholly-owned subsidiary of World, and that today World and RIGHT ON have entered into a share exchange agreement (the “Share Exchange Agreement”), as described below.

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The Share Exchange is scheduled to be consummated effective as of March 1, 2026: by (i) World through a simplified share exchange procedure pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) without requiring approval by a resolution of a general shareholders’ meeting; and (ii) by RIGHT ON after the Share Exchange Agreement is approved by a resolution at its extraordinary general shareholders’ meeting (the “Extraordinary General Shareholders’ Meeting”) scheduled to be held on February 4, 2026.

Prior to the effective date of the Share Exchange (scheduled for March 1, 2026), RIGHT ON’s common shares (“RIGHT ON Shares”) are scheduled to be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on February 26, 2026 (with the last trading date being February 25, 2026).

1. Purpose of the Share Exchange

The World Group (refers to the group of World, its subsidiaries and the equity-method affiliates; hereinafter the same), as a “Value-Creating Enterprise” that constantly offers a wide variety of products or services relating to the fashion demanded by customers, has been aiming to build a “Fashion Ecosystem unique in the world” which does not cause losses or wastes, since its announcement in 1992 of the “SPARCS” plan. The World Group’s medium-term management plan “Plan-W”, launched in the fiscal year ended in February 2024, aims to realize the World Fashion Ecosystem through a virtuous cycle of enhancement of corporate value and employee value, by creating customer value with the new business portfolio. In the brand business, as the World Group advocate the “sustainable growth of the entire portfolio,” it is promoting three fundamental strategies of “1) business portfolio improvement,” “2) store opening in multiple channels,” and “3) sustainable rejuvenation.” In addition, the World Group positions the revitalization investment business in RIGHT ON as one of their top priority themes.

On the other hand, RIGHT ON was established in April 1980 as a casual wear store specializing in jeans and has grown at an accelerated pace by developing products that meet consumer needs and leveraging its strength as one of Japan’s leading jeans specialty stores. Entering the 2020s, RIGHT ON established a three-year medium-term management plan (announced on October 12, 2022) targeting the fiscal year ending August 2025, with the goal of becoming “No. 1 in customer satisfaction,” and promoted initiatives such as improving profitability centered on private brands and reviewing the store network. However, due to the external environment, including a sharp decline in sales caused by people refraining from going out due to the COVID-19 pandemic and shifts in consumer behavior toward e-commerce, RIGHT ON was unable to realize an attractive product lineup, and was forced to suffer extremely harsh business results. Under these circumstances, with the assistance of external experts, RIGHT ON revised its medium-term management plan (announced on October 11, 2023) and designated the three-year period from the fiscal year ended August 2024 to the fiscal year ending August 2026 as a phase for “redefining and refining its strengths.” During this period, RIGHT ON has been implementing initiatives aimed at business revitalization, including business strategies such as improving the gross profit margin through a full-scale shift toward value-driven offerings and increasing gross profit through strategic investments in growth channels, as well as financial strategies such as reducing selling, general and administrative expenses by rationalizing unprofitable stores and optimizing personnel allocation, and compressing working capital through inventory reduction. However, these efforts have not yet led to a fundamental recovery in business performance.

In early February 2024, World was approached by one of RIGHT ON’s major financial institutions regarding an alliance with RIGHT ON. World indicated that it would be willing to consider such an alliance, provided that such alliance would be premised on business revitalization support of RIGHT ON, and accordingly, held discussions on the scheme of an alliance based on such business revitalization support and on the business synergies to be generated through the alliance. Following these discussions, World acquired RIGHT ON Shares through a tender offer for RIGHT ON Shares conducted by W&D Investment Design Inc. (“W&DiD”), a company in which World and Development Bank of Japan Inc. (“DBJ”) have each directly or indirectly invested 50.00%, and which has invested in supporting the growth and revitalization of companies related to the fashion industry by leveraging the business operation knowhow of the World Group and the finance knowhow of DBJ. As a result of the tender offer, World made RIGHT ON an equity-method affiliate in January 2025.

Subsequently, World and RIGHT ON have been advancing structural reforms aimed at an early and fundamental revitalization of RIGHT ON. Key initiatives include “management reform and IT infrastructure development,” “transforming product procurement methods and liquidating long-term stagnant inventory,” and “closing unprofitable stores and optimizing personnel and organization.” As a result of these efforts, World and RIGHT ON believe that they have achieved steady progress toward rebuilding the business foundation of RIGHT ON with increased profitability at a faster pace than initially anticipated. These initiatives enabled RIGHT ON to significantly reduce losses from the previous fiscal year, recording a net loss of only JPY 449 million for the fiscal year ended August 2025; however, it was not yet able to return to profitability.

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World believes that, in order for RIGHT ON to complete its structural reforms, ensure an early return to profitability, and swiftly and seamlessly shift to a sustainable growth strategy, it is essential for World to provide funds to RIGHT ON for re-growth investments, such as building a foundation for further sustainable improvements in cost competitiveness unique to the entire World Group by fully utilizing the scale of the World Group, promoting business strategies through flexible and speedy decision-making, implementing impactful business investments, and providing full financial allowances for business operations.

Furthermore, World believes that RIGHT ON faces the following two specific issues:

1)

Amid an increasingly frugal consumer spending trend and a more challenging market environment, it is difficult for RIGHT ON, on a standalone basis, to make investments from a medium- to long-term perspective, such as upfront investments and business reforms, due to the need to consider the short-term impact on its business performance. In other words, it is necessary to more swiftly advance sustainable cost efficiencies by leveraging the economies of scale of the World Group and to shift to a growth strategy through the comprehensive utilization of its assets.

2)

While the TOPIX (stock price index of the Tokyo Stock Exchange) components have been narrowed down, the disclosure, audit and corporate costs associated with maintaining its listing are excessive burden for RIGHT ON, which is undergoing revitalization, making it difficult to direct funds to investments for growth. In addition, in enhancing corporate value, the continuation of a parent-subsidiary dual listing imposes numerous constraints from the perspectives of governance, cost, and shareholder relations.

While promptly addressing these urgent issues described above is essential to enhancing RIGHT ON’s corporate value, its current capital structure limits its ability to swiftly and flexibly make management decisions for business revitalization. Therefore, the Companies determined that resolving these issues by making RIGHT ON a wholly-owned subsidiary of World and thereby further accelerating its business recovery would be in the best interests of the Companies and all stakeholders.

Considering the above, World and RIGHT ON determined that making RIGHT ON a wholly-owned subsidiary of World would contribute to improving the management efficiency and competitiveness of the World Group and RIGHT ON through the promotion of measures for growth at RIGHT ON that could not be sufficiently achieved under the current capital structure, the integration of corporate functions, and further streamlining through the optimization of personnel allocation. Following a series of these discussions on measures to enhance the corporate value of RIGHT ON following its becoming a wholly-owned subsidiary of World, the Companies have reached a common understanding that the following measures will be able to be implemented at RIGHT ON after making RIGHT ON a wholly-owned subsidiary of World.

(i) Accelerating RIGHT ON’s business growth by expanding its management base

Leveraging the relatively large and stable cash flow, management resources, and know-hows of the World Group to renew various IT infrastructures such as logistics, information systems, and AI systems, which would be difficult if RIGHT ON remained listed, and make more dynamic investments in growth and business development and deployment that would be difficult to implement with RIGHT ON’s cash flow alone.

(ii) Enhancing the Group’s business infrastructure by consolidating businesses and assets

By integrating the customer information infrastructure, contracts and systems including marketing automation will be consolidated and data will be managed in an integrated manner, thereby reducing promotional expenses, exploring cross-selling opportunities through a mutual understanding of customer profiles, and efficiently expanding the top line. Furthermore, strengthening recruitment capabilities and employee retention by offering career paths within the World Group to utilize talented human resources (removing contractual restrictions associated with maintaining a listing).

(iii) Improving the Group’s management efficiency through integration of corporate functions

Increasing the management efficiency and competitiveness of the entire Group through the integration of the corporate functions of World and RIGHT ON and further rationalization by optimizing personnel allocation, which was difficult to achieve from the standpoint of maintaining independence, as well as through the sharing of resources and know-hows across the value chain ranging from purchases to sale.

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World and RIGHT ON held a series of discussions concerning the method of making RIGHT ON a wholly-owned subsidiary and have determined to implement a share exchange. Common shares of World (“World Shares”) will be delivered to the general shareholders of RIGHT ON as consideration in the Share Exchange and, through the ownership of World Shares, such shareholders will have the opportunity to benefit from, among others, the anticipated effects of various measures to be implemented after the Share Exchange, the business development and profit expansion of the World Group resulting from such effects, and the consequent increase in the market price of World Shares, and that World Shares, which are highly liquid, can be traded in the market for cash at any time so that the general shareholders of RIGHT ON may have the option of whether to continue holding World Shares or to liquidate them for cash. These are the reasons for judging that the Share Exchange is the desirable scheme. Based on the above, World and RIGHT ON consider that RIGHT ON becoming a wholly-owned subsidiary of World will significantly contribute to further enhancement of the corporate value of both World Group and RIGHT ON in the future. Consequently, the Companies concluded that this transaction will be beneficial for the shareholders of both World and RIGHT ON, and have decided today to implement the Share Exchange and enter into the Share Exchange Agreement.

Prior to the effectiveness of the Share Exchange, World will (A) extend a loan of JPY one billion to RIGHT ON in order for RIGHT ON to repay its borrowing of JPY one billion against DAYS Partner No.1 Investment Limited Partnership (“DAYS Partner No.1”) (Note 1) as of December 1, 2025, and (B) change the borrowing of JPY 500 million owed by W&DiD against DBJ to the loan from World to W&DiD as of the same date. As a result, RIGHT ON is expected to become a consolidated subsidiary of World. Subsequently, on January 1, 2026, World will implement an absorption-type merger whereby World will be the surviving company and World Investment Network Co., Ltd. (“WIN”) (Note 2) will be the absorbed company. In addition, by late January 2026, W&DiD intends to acquire from DBJ all of the common shares of W&DiD held by DBJ, and as a result of such acquisition of treasury shares, World plans to make W&DiD its wholly-owned subsidiary.

Note 1:	DAYS Partner No. 1 is a business revitalization fund whose general partner is DAYS Partner Kabushiki Kaisha, in which DBJ and Kabushiki Kaisha AYLO, an affiliate of Awazawa Yamamoto Law Office, invest.

Note 2:	WIN is a wholly-owned subsidiary of World and holds 50% of the voting rights of W&DiD.

2. Overview of the Share Exchange

(1) Schedule of the Share Exchange

Date of resolution by the Board of Directors meetings concerning conclusion of the Share Exchange Agreement (World and RIGHT ON)	November 14, 2025 (Today)
The execution of the Share Exchange Agreement (World and RIGHT ON)	November 14, 2025 (Today)
Date of the announcement of the record date of the Extraordinary General Shareholders’ Meeting (RIGHT ON)	November 14, 2025 (Today)
Record date of the Extraordinary General Shareholders’ Meeting (RIGHT ON)	November 30, 2025 (scheduled)
Extraordinary General Shareholders’ Meeting (RIGHT ON)	February 4, 2026 (scheduled)
Last trading date (RIGHT ON)	February 25, 2026 (scheduled)
Delisting date (RIGHT ON)	February 26, 2026 (scheduled)
Effective date of the Share Exchange (World and RIGHT ON)	March 1, 2026 (scheduled)

Note 1:	World intends to conduct the Share Exchange through a simplified share exchange procedure, which does not require approval by a resolution of World’s general shareholders’ meeting pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act.

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Note 2:	The schedule described above is subject to change upon mutual discussions and agreement between the Companies if required due to reasons such as the necessity of procedural progress related to the Share Exchange.

(2) Method of the Share Exchange

The Share Exchange is a share exchange in which World will become the wholly-owning parent company of RIGHT ON and RIGHT ON will become a wholly-owned subsidiary of World. The Share Exchange is scheduled to be implemented effective as of March 1, 2026 by World through a simplified share exchange procedure pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, without requiring approval by a resolution of the general shareholders’ meeting, and by RIGHT ON after the Share Exchange Agreement is approved by a resolution at the Extraordinary General Shareholders’ Meeting.

(3) Details of the allotment in the Share Exchange

	World (Wholly-owning parent company resulting from share exchange)	RIGHT ON (Wholly-owned subsidiary resulting from share exchange)
Allotment ratio for the Share Exchange	1	0.20
		(Reference: Before share split) 0.10
Number of shares to be delivered upon the Share Exchange	Common stock of World: 3,422,563 shares (as scheduled)

Note 1:	Share allotment ratio in the Share Exchange

World will allot and deliver 0.2 shares of World Shares per RIGHT ON Share. However, no shares will be allotted in the Share Exchange for RIGHT ON Shares held by World as of the Record Time (as defined below). This is based on the assumption that a share split (the “Share Split”) scheduled to be implemented with a record date of February 28, 2026 and an effective date of March 1, 2026 will take effect, whereby 1 share of World Shares will be split into 2 shares (for details of the Share Split, please see the “Notice Concerning the Share Split, Partial Amendment to the Articles of Incorporation, and Changes to the Exercise Conditions of Stock Acquisition Rights” announced today by World). In addition, please note that the allotment ratio for the Share Exchange (the “Share Exchange Ratio”) in the table above is subject to change by mutual agreement made between World and RIGHT ON after their discussion if there are significant changes in the conditions based on which the Share Exchange Ratio is calculated.

Note 2:	Number of World Shares to be delivered in the Share Exchange

In the Share Exchange, World plans to allot and deliver to the RIGHT ON shareholders (excluding World) who are recorded as shareholders immediately before the time at which World acquires all of the issued shares of RIGHT ON (excluding the RIGHT ON Shares owned by World) (the “Record Time”), the number of World Shares calculated based on the Share Exchange Ratio, in exchange for RIGHT ON Shares held by such shareholders.

Note 3:	Handling of shares less than one unit

The shareholders of RIGHT ON who will own shares of World that are less than one unit (or less than 100 shares) as a result of the Share Exchange may not sell such shares that are less than one unit on a financial instruments exchange market. Pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act, shareholders who own such shares that are less than one unit may request World to purchase their shares less than one unit. Furthermore, for the purpose of enhancing the convenience of trading for shareholders holding shares that are less than one unit, World plans to propose a partial amendment to its Articles of Incorporation at the 68th Annual General Meeting of Shareholders scheduled to be held in May 2026 to introduce a system for additional purchases of shares that are less than one unit, as prescribed in the provisions of Article 194, Paragraph 1 of the Companies Act. If such proposal is approved, shareholders holding shares of World that are less than one unit will be able to purchase additional shares of World Shares by requesting World to sell them the number of shares necessary to make their holdings equal to one unit (100 shares) by combining their existing shares with the additional shares purchased. For details regarding the partial amendment to the Articles of Incorporation, please see the “Notice Concerning the Share Split, Partial Amendment to the Articles of Incorporation, and Changes to the Exercise Conditions of Stock Acquisition Rights” announced today by World.

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Note 4:	Handling of fractions of less than one share

For the shareholders of RIGHT ON who will otherwise be allotted and delivered fractions of less than one share of World Shares in the Share Exchange, World will, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, sell World Shares in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be rounded down) and pay these shareholders the proceeds from such sale in cash in proportion to their respective numbers of fractional shares.

(4) Handling of stock acquisition rights and bonds with stock acquisition rights in the Share Exchange

All of the stock acquisition rights issued by RIGHT ON that remain unexercised as of the day immediately preceding the effective date of the Share Exchange will, on the same date, be acquired by RIGHT ON without consideration from the holders of such rights and will be canceled. RIGHT ON has not issued any bonds with stock acquisition rights.

3. Basis for the Details of Allotment in the Share Exchange

(1) Basis and reasons for the details of the allotment

To ensure the fairness and appropriateness of the Share Exchange Ratio and other aspects of the Share Exchange described above in “(3) Details of the allotment in the Share Exchange” under “2. Overview of the Share Exchange,” World and RIGHT ON decided to each separately appoint third-party valuation institutions, independent of the Companies, to calculate the share exchange ratio, and the Companies also decided to each independently seek legal advice from legal advisors, independent of the Companies. World selected Nomura Securities Co., Ltd. (“Nomura Securities”), and RIGHT ON selected Maxus Corporate Advisory Inc. (“Maxus”) as their respective financial advisors and third-party valuation institutions, independent of the Companies. Furthermore, World selected Anderson Mori & Tomotsune (“AMT”) independent of the Companies and RIGHT ON selected Kitahama Partners independent of the Companies as their respective legal advisors.

The Companies each engaged in careful consideration, referring to the valuation results of the share exchange ratio calculated by their respective third-party valuation institutions for the Share Exchange and the advice from their legal advisors, and taking into account matters such as the results of the due diligence conducted on the other party. The Companies had multiple rounds of careful discussions and negotiations on the share exchange ratio, comprehensively taking into account their financial conditions, asset conditions, future prospects and other factors.

World, as a result of careful discussions and deliberation as described below in “(4) Measures to ensure fairness (including measures to avoid conflicts of interest),” based on, among other things, the valuation report on the share exchange ratio obtained from its third-party valuation institution Nomura Securities on November 13, 2025, the advice from its legal advisor AMT, the results of the due diligence conducted on RIGHT ON by World, concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the shareholders of World. Therefore, World determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

On the other hand, RIGHT ON had careful discussions and deliberations as described below in “(4) Measures to ensure fairness (including measures to avoid conflicts of interest),” based on, among other things, the valuation report on the share exchange ration obtained from its third-party valuation institution Maxus on November 13, 2025 (the “Share Exchange Ratio Valuation Report (Maxus)”), the advice from its legal advisor Kitahama Partners, the results of the due diligence conducted on World by RIGHT ON, and the instructions and advice from the special committee (the “Special Committee”), which is comprised of independent members who have no interest in World and RIGHT ON, and the report received from the Special Committee on November 13, 2025 (the “Written Report,” as detailed below in “3) RIGHT ON having established the independent Special Committee and obtained a written report from the disinterested Special Committee” under “(4) Measures to ensure fairness (including measures to avoid conflicts of interest).” For details, please also see the attached “Written Report” as of November 13, 2025.). Consequently, RIGHT ON concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the minority shareholders of RIGHT ON. Therefore, RIGHT ON determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

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As described above, the Companies concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the respective shareholders of World and RIGHT ON. Accordingly, the World and RIGHT ON decided, based on the resolution at the meetings of Board of Directors of the Companies held today, to implement the Share Exchange based on the Share Exchange Ratio.

Please note that the Share Exchange Ratio is subject to change by mutual discussions and agreement between World and RIGHT ON if there are significant changes in the conditions that form the basis for its calculation.

(2) Matters concerning valuation

1) Names of valuation institutions and their relationship with the Companies

Both Nomura Securities, the third-party valuation institution for World, and Maxus, the third-party valuation institution for RIGHT ON, are valuation institutions independent of World and RIGHT ON. None of these valuation institutions is a related party to World or RIGHT ON and has any material interest that should be disclosed in relation to the Share Exchange. Fees payable to Nomura Securities include a success fee that is contingent upon, among others, the successful completion of the Share Exchange. However, taking into account general market practice for similar transactions, World has determined that the inclusion of a success fee contingent upon the successful completion of the Share Exchange does not impair the independence of Nomura Securities.

Fees payable to Maxus for the share exchange include a success fee that is contingent upon, among others, the successful completion of the Share Exchange. However, taking into account general market practice for similar transactions and the appropriateness of a remuneration system that would impose a reasonable financial burden on RIGHT ON in the event the Share Exchange is not consummated, RIGHT ON has determined that the inclusion of a success fee contingent upon the successful completion of the Share Exchange does not impair the independence of Maxus.

2) Outline of valuation

(i) Valuation by Nomura Securities

With respect to World, Nomura Securities conducted the valuation of World Shares employing the average market price analysis (with November 13, 2025 as the valuation reference date, utilizing the closing price at the Tokyo Stock Exchange on the valuation reference date as well as simple average closing prices for the periods of the last five business days, one month, three months and six months preceding such valuation reference date), since World Shares are listed on the Tokyo Stock Exchange Prime Market and their market prices are available.

With respect to RIGHT ON, Nomura Securities conducted the valuation of RIGHT ON Shares employing the average market price analysis (with November 13, 2025 as the valuation reference date, utilizing the closing price at the Tokyo Stock Exchange on the valuation reference date as well as simple average closing prices for the periods of the last five business days, one month, three months and six months preceding such valuation reference date), since RIGHT ON Shares are listed on the Tokyo Stock Exchange Standard Market and their market prices are available. In addition, the discounted cash flow (“DCF method”) was employed in order to reflect the future business activities in the valuation.

The following are the results of the share exchange ratio calculation, where the per-share value of World Shares based on each valuation method is 1.

Method used	Calculated range of share exchange ratio (before considering share split)
Average market price method	0.09-0.11
DCF method	0.05-0.12

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Nomura Securities has conducted the valuation of the share exchange ratio, based on the assumption that publicly available information and all information provided to Nomura Securities are accurate and complete. Nomura Securities has not independently verified the accuracy or completeness of such information. It has not independently evaluated, appraised or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance- sheet liabilities, and other contingent liabilities) of the Companies, or their respective affiliates, including any analysis or valuation of individual assets or liabilities, nor has it requested any third-party appraisals or assessments. Nomura Securities assumes that the financial forecasts of RIGHT ON and other forward-looking information provided by RIGHT ON were reasonably examined or prepared by RIGHT ON’s management team based on the best estimation and judgment which could be obtained at this point in time. Nomura Securities relied on the information and economic conditions it acquired on or before November 13, 2025 for its valuation. Its valuation is intended solely to serve as reference for the Board of Directors of World in considering the Share Exchange Ratio.

The financial forecasts of RIGHT ON that Nomura Securities used as the basis for its valuation by the DCF method include fiscal years in which a substantial increase or decrease in profit or free cash flow is expected compared to the fiscal year. Specifically, Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and operating profit are expected to recover from a loss to a profit for the fiscal year ending August 2026, compared to the previous fiscal year, due to reductions in selling, general and administrative expenses resulting from the closure of unprofitable stores, optimization of personnel, and consolidation of headquarters locations. For the fiscal year ending August 2027, EBITDA is expected to increase significantly by 326.7% year-on-year and operating profit is expected to increase significantly by 310.2% year-on-year, and for the fiscal year ending August 2028, EBITDA is expected to increase significantly by 36.1% year-on-year and operating profit is expected to increase significantly by 35.0% year-on-year. In addition, free cash flow is expected to increase significantly year-on-year for the fiscal year ending August 2026 due to reductions in merchandise inventories, to decrease significantly by 64.6% year-on-year for the fiscal year ending August 2027 due to the reversal of the temporary factor of inventory reductions for the fiscal year ending August 2026, and to increase significantly by 73.6% year-on-year for the fiscal year ending August 2028 as a result of growth in operating profit. The financial forecasts of RIGHT ON have not been made on the assumption of implementation of the Share Exchange.

(ii) Valuation by Maxus

With respect to World, Maxus conducted the valuation of World Shares using the average market price method as World Shares are listed on the Tokyo Stock Exchange Prime Market and therefore their market prices are available. With respect to RIGHT ON, Maxus conducted the valuation of RIGHT ON Shares using the average market price method as RIGHT ON Shares are listed on the Tokyo Stock Exchange Standard Market and therefore their market prices are available. Simultaneously, the DCF method was also used for the valuation of RIGHT ON Shares to reflect the future business activities in the valuation.

The following are the results of the range of valuations of RIGHT ON Shares using respective valuation methods, where the per-share value of World Shares is 1.

Method used		Calculated range of share exchange ratio (before considering share split)
World	RIGHT ON
Average market price method	Average market price method	0.09-0.11
	DCF method	0.08-0.11

Under the average market price method, World Shares were valuated with the valuation reference date set at November 13, 2025 based on its closing price of World Shares at the Tokyo Stock Exchange Prime Market on such valuation reference date along with the simple average closing prices for the latest one-month, three-month and six-month periods preceding such valuation reference date. RIGHT ON Share valuated with the valuation refence date at November 13, 2025 based on its closing price at the Tokyo Stock Exchange Standard Market on the valuation reference date along with the simple average closing prices for the latest one-month, three-month and six-month periods preceding on such valuation reference date.

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Under the DCF method, the equity value of RIGHT ON was calculated by discounting the free cash flow expected to be generated by RIGHT ON in and after the fiscal year ending August 2026 at a certain discount rate to the present value based on the projected profit and investment plan described in the business plan (the “Business Plan”) prepared by RIGHT ON for the period from the fiscal year ending August 2026 through the fiscal year ending August 2029, information disclosed to the public, and other factors. In calculating the discount rates, the weighted average cost of capital (WACC ) is adopted and the rates of 7.7%-8.7% were used. In calculating the cost of capital, a size risk premium is taken into account considering factors such as the size of RIGHT ON. The going concern value was calculated using the perpetuity growth rate method with perpetuity growth rate of -0.5%-0.5%, taking into account factors such as Japan’s inflation rate and the growth rate of the industry to which RIGHT ON belongs, and the value was calculated as JPY 6,602 million to 8,826 million.

The Business Plan used by Maxus as the basis for calculating the value of RIGHT ON Shares under the DCF method was prepared by RIGHT ON in connection with the consideration for the Share Exchange. The Business Plan is based on RIGHT ON’s “Mid-Term Management Plan (Fiscal Years Ending August 2025 to August 2029)” announced on October 8, 2024, and has been updated to reflect more probable figures for earnings forecasts and investment plans based on the actual results for the fiscal year ended August 2025. World was not involved in the process of preparing these specific plan figures. In addition to confirming that the Business Plan was prepared by a person independent of World, the Special Committee received explanations regarding the important assumptions and other relevant factors, confirmed the reasonableness of the details of the final Business Plan, its important assumptions, the background to its preparation, and other relevant factors, and subsequently approved the Business Plan.

The financial forecasts based on the Business Plan are as follows. These financial forecasts include fiscal years in which a substantial increase or decrease in profit or free cash flow is expected. Specifically, based on RIGHT ON’s “Medium-Term Management Plan (for the fiscal years ending August 2025 to August 2029)” announced on October 8, 2024, RIGHT ON expects operating profit and EBITDA to recover significantly from a loss to a profit in the fiscal year ending August 2026 compared to the previous fiscal year and to increase significantly in profit for the fiscal years ending August 2027 and August 2028 compared to the previous fiscal year. This will be due to implementation of structural reforms including the closure of unprofitable stores, optimization of personnel, consolidation of headquarters locations to reduce selling, general and administrative expenses, and significant reduction of stagnant and continuing inventory with a low turnover rate to optimize inventory levels. Free cash flow is expected to increase significantly in the fiscal year ending August 2026 compared to the previous fiscal year due to inventory reductions, and to decrease significantly in the fiscal year ending August 2027 due to the reversal of the temporary factor of inventory reductions in the previous fiscal year.

As it is difficult at this time to make a specific estimate of the synergy effects expected to be realized through the implementation of the Share Exchange, such synergy effects have not been reflected in the financial forecasts or in the valuation calculations conducted by Maxus based on these forecasts.

(Amount in JPY million)

	Fiscal year ending August 2026	Fiscal year ending August 2027	Fiscal year ending August 2028	Fiscal year ending August 2029
Net sales	22,241	22,867	23,782	24,257
Operating profit	278	1,142	1,542	1,601
EBITDA	148	1,109	1,539	1,623
Free cash flow	2,516	1,321	950	1,029

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Maxus has conducted the valuation of the share exchange ratio principally using information provided by the Companies and publicly available information or obtained through interviewing as is, and on the assumption that such materials and information are all accurate and complete and not likely to have material influence on the calculation of the share exchange ratio, and that there are no facts that have not been disclosed to Maxus. Maxus has not independently verified the accuracy or completeness of such information. It has not independently evaluated or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of the Companies or their respective affiliates, including any analysis or valuation of individual assets or liabilities, nor has it requested any third-party evaluation, appraisal or assessment. Furthermore, Maxus assumes that the information concerning the Business Plan submitted by RIGHT ON was reasonably examined or prepared by RIGHT ON’s management team based on the best estimation and judgment which could be obtained at this point in time. Maxus relied on the information and economic conditions as of November 13, 2025 for its valuation.

(3) Prospects for delisting and reasons therefor

As a result of the Share Exchange, RIGHT ON will become a wholly-owned subsidiary of World effective on March 1, 2026 (scheduled). Consequently, in accordance with the delisting criteria of the Tokyo Stock Exchange Standard Market, RIGHT ON Shares will undergo the prescribed procedures and are expected to be delisted on February 26, 2026 (with the last trading date being February 25, 2026). After delisting, RIGHT ON Shares will no longer be tradable on the Tokyo Stock Exchange Standard Market. If the current effective date of the Share Exchange is changed, the delisting date will also be adjusted accordingly.

Even after the delisting of RIGHT ON Shares, World Shares allotted to RIGHT ON shareholders through the Share Exchange will remain listed on the Tokyo Stock Exchange Prime Market. Therefore, shareholders holding at least one unit will still be able to trade their shares on the financial instruments exchange even after the Share Exchange takes effect, and the Companies believe that the liquidity of the shares will continue to be provided.

Although shares less than one unit cannot be sold on the Tokyo Stock Exchange Prime Market, shareholders may utilize the World’s buyback program for shares less than one unit, should they wish to do so. For details on these procedures, please see Note 3, “Handling of shares less than one unit” to “(3) Details of the allotment in the Share Exchange” under “2. Overview of the Share Exchange.”

Additionally, for details on the handling of fractions less than one share resulting from the Share Exchange, please see Note 4, “Handling of fractions less than one share” to “(3) Details of the allotment in the Share Exchange” under “2. Overview of the Share Exchange.”

RIGHT ON shareholders will be able to trade their RIGHT ON Shares on the Tokyo Stock Exchange Standard Market as usual until the last trading date of February 25, 2026 (scheduled). They will also be able to exercise their legal rights under the Companies Act and other laws and regulations until the Record Time.

(4) Measures to ensure fairness (including measures to avoid conflicts of interest)

As of today, W&DiD, an equity-method affiliate of World, holds 18,427,778 shares (Note) of RIGHT ON Shares. Therefore, RIGHT ON is an equity-method affiliate of World, and World is classified as an other related company of RIGHT ON. Furthermore, World will (A) extend a loan to RIGHT ON in order for RIGHT ON to repay its borrowing of JPY one billion against DAYS Partner No.1 as of December 1, 2025, and (B) change the borrowing of JPY 500 million owed by W&DiD against DBJ to the loan from World to W&DiD as of the same date, and as a result, RIGHT ON will become a consolidated subsidiary of World. Accordingly, World and RIGHT ON determined that it would be necessary to ensure the fairness and avoid conflicts of interest in connection with the Share Exchange, and implemented the following measures to ensure fairness (including measures to avoid conflicts of interest) as follows:

Note:	For the purpose of reducing the number of shares relating to World Shares to be delivered through the Share Exchange, World plans to acquire RIGHT ON Shares held by W&DiD in accordance with applicable laws and regulations no later than the day prior to the effective date of the Share Exchange (No World Shares will be allotted to RIGHT ON Shares held by World upon implementation of the Share Exchange.)

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1) Obtaining valuation reports from independent third-party valuation institutions of the Companies

World selected Nomura Securities that is an independent third-party valuation institution of the Companies, and RIGHT ON selected Maxus that is an independent third-party valuation institution of the Companies as their respective third-party evaluation institutions. Each of World and RIGHT ON obtained valuation reports concerning the share exchange ratio.

For an overview of the valuation reports, please see “(2) Matters concerning valuation” above. It should be noted that neither World nor RIGHT ON obtained a fairness opinion from its respective third-party valuation institutions to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

2) Advice from independent law firms of the Companies

World selected AMT as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of World’s decision-making. AMT is an independent law firm of both World and RIGHT ON and does not have any material interests with either company.

RIGHT ON selected Kitahama Partners as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of RIGHT ON’s decision-making. Kitahama Partners is an independent law firm of both World and RIGHT ON and does not have any material interests with either company.

3) RIGHT ON having established the independent Special Committee and obtained a written report from the disinterested Special Committee

On September 10, 2025, in response to World’s initial intention to start consideration and discussion on the Share Exchange, based on a resolution of the Board of Directors meeting of RIGHT ON held on September 10, 2025 (the “Resolution of the RIGHT ON Board of Directors Meeting”), RIGHT ON established the Special Committee consisting of three persons; Ms. Ayumi Nakazawa (an independent outside director of RIGHT ON), Mr. Chiaki Ueda (an independent outside corporate auditor of RIGHT ON), and Mr. Masao Yamashita (an independent outside corporate auditor of RIGHT ON), all of whom are independent from both the Companies and the success or failure of the Share Exchange, aiming at making a careful decision by RIGHT ON, given that RIGHT ON is an equity-method affiliate of World and the Share Exchange involves structural conflicts of interest issues, eliminating arbitrariness in the process of decision-making by the Board of Directors of RIGHT ON, ensuring fairness, transparency and objectivity, and obtaining opinions on whether the decision by the Board of Directors of RIGHT ON to implement the Share Exchange is fair to RIGHT ON’s general shareholders. RIGHT ON has selected these three persons as members of the Special Committee from the outset and has never made any changes to the Special Committee members. In addition, Ms. Ayumi Nakazawa, an outside director and independent officer of RIGHT ON, has assumed the position of chairperson of the Special Committee through mutual election by the members of the Special Committee. The remuneration of the members of the Special Committee consists solely of fixed remuneration that is payable regardless of the success or failure of the Share Exchange and the contents of their reporting, and does not include any fees contingent on the success of the Share Exchange and other conditions.

Following this, based on the Resolution of the RIGHT ON Board of Directors Meeting, RIGHT ON consulted with the Special Committee concerning (a) the appropriateness of the Share Exchange (whether or not the Share Exchange contributes to an increase in the corporate value of RIGHT ON), (b) the fairness of the transaction terms of the Share Exchange (whether or not the exchange ratio in the Share Exchange is fair), (c) the fairness of the procedures for the Share Exchange (whether or not sufficient procedures have been taken to ensure the fairness of the transaction terms of the Share Exchange), and (d) whether the Share Exchange is fair to general shareholders judging based on the conditions (a) through (c) above (above (a) through (d), collectively, the “Consultation Matters”), and commissioned the Special Committee to submit a written report on these matters to the Board of Directors of RIGHT ON. In addition, in the Resolution of the RIGHT ON Board of Directors Meeting, RIGHT ON has resolved that decisions regarding the Share Exchange at the Board of Directors of RIGHT ON will be made with the utmost respect for the opinions of the Special Committee in light of the purpose of the establishment of the Special Committee, and that if the Special Committee determines that the implementation of the Share Exchange or the transaction terms are inappropriate, the Board of Directors of RIGHT ON will not approve the Share Exchange.

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Furthermore, based on the Resolution of the RIGHT ON Board of Directors Meeting, RIGHT ON has granted the Special Committee the following: (A) the authority to receive information from officers or employees of RIGHT ON necessary for examining and making decision on the Share Exchange; (B) the authority to appoint or designate, as required at the expense of RIGHT ON, the Special Committee’s own financial advisor or third-party valuation institution and legal advisor, or to approve (including ex-post-facto approvals of) the external professional advisors appointed by the Board of Directors of RIGHT ON, and to request professional advice from the external advisors appointed by RIGHT ON; and (C) the authority to be involved in circumstances that may substantially affect the negotiation process of the terms and conditions of the Share Exchange.

The Special Committee held its committee meeting a total of 10 times during the period from September 19, 2025 through November 13, 2025 and, furthermore, even if not holding such meetings by such means as e-mails, it expressed its views and exchanged and collected information and, as required, held discussions from time to time, to prudently examine the Consultation Matters. Specifically, about Maxus, which RIGHT ON selected as financial advisor and third-party valuation institution, as well as Kitahama Partners, the legal advisor, the Special Committee confirmed that there were no problems regarding their independence and expertise and approved such selection. Subsequently, it was given an explanation from RIGHT ON on the outline of businesses of RIGHT ON, policy for preparation of the Business Plan of RIGHT ON along with procedures for its formulation, etc., which is the basis for calculation of the share exchange ratio, and had a question-and-answer session. The Special Committee sent questionnaires to World and RIGHT ON on the purpose of the Share Exchange and received explanations from each of the Companies on the purpose of the Share Exchange, the background and particulars that led to the Share Exchange, the status of management improvement efforts since RIGHT ON became an equity-method affiliate of World, expected synergies from the Share Exchange, management policies after the Share Exchange, and treatment of employees, and had a question-and-answer session. Furthermore, from Kitahama Partners, which is RIGHT ON’s legal advisor, it received advice on the method of decision making by RIGHT ON’s Board of Directors concerning the Share Exchange, measures to ensure fairness of the procedures concerning the Special Committee’s operation and others, and measures to avoid conflicts of interest.

In addition, the Special Committee was given an explanation from Maxus, financial advisor and third-party valuation institution of RIGHT ON, on the method of calculating the Share Exchange Ratio and on the result of valuation, held a question-and-answer session and verified its reasonableness. It should be noted that the Special Committee has practically engaged in the process of negotiation with World, in such a way as it received reports from time to time on the process and details of the negotiations and discussions between World and RIGHT ON concerning the Share Exchange, based on which it held discussions more than once on the policy for the negotiation and other matters, and expressed its opinion.

After taking the procedures mentioned above, the Special Committee carefully deliberated and considered concerning the Consultation Matters and, as a result, as of November 13, 2025, it unanimously submitted the Written Report to the RIGHT ON’s Board of Directors to the effect that the decision to implement the Share Exchange is fair to RIGHT ON’s general shareholders. For details of the Written Report, please see the attached Written Report as of November 13, 2025.

4) RIGHT ON’s establishment of an independent review framework

RIGHT ON established an in-house framework for considering, negotiating and judging on the Share Exchange from a standpoint independent of World. Specifically, after RIGHT ON received the letter of intent from World on August 25, 2025, it considered and established a project team to consider the Share Exchange (including the preparation of the Business Plan that would form the basis for the valuation of RIGHT ON Shares) and to conduct discussions and negotiations with World. The members of such project team should consist of the officers or employees of RIGHT ON who do not hold concurrent positions as World officers or employees and have never held positions as officers or employees of the World Group and, Mr. Seiji Hirohashi, a director of RIGHT ON, who also serves as the representative director of W&DiD, and Mr. Isaku Omine, the Representative Director, President Executive Officer of RIGHT ON, who previously held the position of group managing executive officer of World, would not be involved in any discussions or negotiations related to the Share Exchange conducted in RIGHT ON as they have interests with the Share Exchange and this rule is maintained.

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In addition to the handling mentioned above, the Special Committee has also confirmed that there are no issues with RIGHT ON’s review framework (including the scope of RIGHT ON officers and employees involved in the review, negotiation and decision-making of the Share Exchange and their duties) from the perspective of independence and fairness, based on the advice by Kitahama Partners.

5) Approval by all of the RIGHT ON directors who do not have interests with World and no objection from all of the corporate auditors

RIGHT ON has resolved to conclude the Share Exchange Agreement at its Board of Directors meeting held today, after carefully discussed and reviewed as to whether the Share Exchange by World will contribute to increase of RIGHT ON’s corporate value and whether the transaction terms for the Share Exchange including the Share Exchange Ratio are appropriate, based on the legal advice obtained from Kitahama Partners, Maxus’s advice from the financial viewpoint, the Share Exchange Ratio Valuation Report (Maxus), and the Written Report obtained from the Special Committee.

Given that RIGHT ON is an equity-method affiliate of World and the Share Exchange falls under a category of transactions that typically involve structural conflicts of interest and information asymmetry issues, it is essential to eliminate the risk that deliberations and resolutions by the Board of Directors will be affected by these issues. For this reason, the above resolution was made unanimously by the two directors out of the four directors of RIGHT ON, excluding Mr. Seiji Hirohashi, a director of RIGHT ON, who also serves as the representative director of W&DiD, and Mr. Isaku Omine, the Representative Director, President Executive Officer of RIGHT ON, who previously held the position of group managing executive officer of World. Furthermore, all the three corporate auditors of RIGHT ON attended the above Board of Directors meeting, and all of them expressed their opinion that they had no objection to the resolution.

Additionally, to eliminate the risk of conflicts of interest, of the directors of RIGHT ON, Mr. Seiji Hirohashi and Mr. Isaku Omine have not participated in the Board of Directors meeting mentioned above and other Board of Directors meetings concerning the Share Exchange and, simultaneously, have not participated in discussions or negotiations on the Share Exchange from the standpoint of RIGHT ON.

6) Securing opportunities for other purchasers to make proposals for purchase (market checking)

RIGHT ON and World have never made any agreement which may restrict any proposer for purchase other than World (the “Oppositive Proposer for Purchase”) from contacting RIGHT ON such as agreements containing transaction protection provisions that would prohibit RIGHT ON from contacting the Oppositive Proposer for Purchase.

In addition, an extraordinary general shareholders’ meeting of RIGHT ON to approve the Share Exchange Agreement is scheduled to be held on February 4, 2026, approximately two months after the announcement of the execution of the Share Exchange Agreement, and compared to other corporate acquisition cases, it would not be considered that the opportunities for the Oppositive Proposer for Purchase are insufficiently secured.

Although RIGHT ON is not engaged in aggressive market checking, considering that indirect market checking is deemed to have been implemented as described above in the Share Exchange, and other sufficient measures to ensure fairness have been taken as described in 1) through 5) above, the fairness of the procedures in the Share Exchange would not be impaired solely by the fact that RIGHT ON is not engaged in aggressive market checking.

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4. Overview of the Parties to the Share Exchange

(A) Overview of the parties

		Wholly-owning parent company resulting from share exchange		Wholly-owned subsidiary resulting from share exchange
(1)	Name	World Co., Ltd.		RIGHT ON Co., Ltd.
(2)	Location	6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City		2-6-6, Motoasakusa, Taito-ku, Tokyo
(3)	Name and title of representative	Nobuteru Suzuki, Representative Director of the Board, President & Executive Officer		Isaku Omine, Representative Director, President Executive Officer
(4)	Business	As an operating holding company, it engages in managerial administration of the entire affiliated group engaging in brand business, digital business and platform business and related businesses.		Retail sales of casual wear
(5)	Stated capital	JPY 6,000 million		JPY 100 million
(6)	Date of incorporation	January 13, 1959		April 1, 1980
(7)	Number of issued shares	36,858,633 shares (as of October 1, 2025)		35,540,591 shares (as of October 1, 2025)
(8)	Fiscal year end	End of February		End of August
(9)	Number of employees	7,225 (consolidated) (as of February 28, 2025)		435 (as of August 31, 2025)
(10)	Major trading partners	Japanese and foreign corporations, etc.		Japanese and foreign corporations, etc.
(11)	Major banks with transactions	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Mizuho Bank, Ltd.		MUFG Bank, Ltd. The Joyo Bank, Ltd. Mizuho Bank, Ltd. The Chiba Bank, Ltd.
(12)	Major shareholders and shareholding ratio (as of August 31, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account)	11.1%	W&D Investment Design Inc.	51.9%
		Hidezo Terai	6.6%	TOYOSHIMA & CO., LTD.	6.0%
		Custody Bank of Japan, Ltd. (Trust Account)	3.9%	MUFG Bank, Ltd.	1.8%
		Godo Kaisha AT Kosan	2.9%	The Joyo Bank, Ltd.	1.5%
		Godo Kaisha KM Kosan	2.9%	Tatsuo Imai	1.1%
		Godo Kaisha YR Kosan	2.9%	RIGHT ON ESOP	0.4%
		Godo Kaisha EH Kosan	2.5%	Rakuten Securities, Inc.	0.4%
		Kenji Kamiyama	2.0%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC)	0.3%
		JPMorgan Securities Japan Co., Ltd.	1.7%	Nomura Securities Co., Ltd.	0.2%
		GOVERNMENT OF NORWAY (Standing proxy Citibank N.A. Tokyo Branch)	1.5%	Ryosei Fujiwara	0.1%
(13) Relationship between parties
	Capital relationship	W&DiD, an equity-method affiliate of World, holds 18,427,778 shares of RIGHT ON Shares.
	Personal relationship

Pursuant to a service agreement between World and RIGHT ON, World has dispatched two employees to RIGHT ON.

W&DiD, an equity-method affiliate of World, has dispatched two directors to RIGHT ON, and pursuant to a service agreement between W&DiD and RIGHT ON, W&DiD has dispatched two executive officers to RIGHT ON.

	Business relationship

W&DiD, an equity-method affiliate of World, has loaned funds to RIGHT ON and concluded an agreement with RIGHT ON on management consulting fees.

Pursuant to a service agreement and a master transaction agreement between a consolidated subsidiary of World and RIGHT ON, a consolidated subsidiary of World and RIGHT ON have business relationships related to the provision of back-office support services, the provision of e-commerce related services, the purchase of stock and the property management.

	Status as related parties	RIGHT ON is an equity-method affiliate of World. Simultaneously, World is classified as an other related company of RIGHT ON.

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(B)	Consolidated operating results and financial position for the last three years (in millions of JPY other than those specified otherwise)

(1) World
Fiscal year ended	March 31, 2023	February 29, 2024	February 28, 2025
Net assets	89,229	88,418	86,451
Total assets	251,421	239,685	273,826
Net assets per share attributable to owners of parent company (JPY)	2,426.19	2,409.79	2,383.31
Net sales	214,246	202,342	225,658
Core operating profit	13,539	13,569	17,013
Operating profit	11,686	12,004	16,742
Profit attributable to shareholders of parent company	5,686	6,764	11,051
Net profit per share (JPY)	152.73	187.37	317.58
Dividend per share (JPY)	48.00	56.00	80.00
(2) RIGHT ON
Fiscal year ended	August 31, 2023	August 31, 2024	August 31, 2025
Net assets	12,566	315	496
Total assets	27,002	15,300	11,994
Net assets per share (JPY)	422.31	8.49	12.85
Net sales	46,926	38,808	28,130
Operating loss	Δ922	Δ5,000	Δ454
Recurring loss	Δ1,048	Δ5,166	Δ752
Net loss	Δ2,545	Δ12,142	Δ449
Net loss per share (JPY)	Δ86.06	Δ410.52	Δ13.19
Dividend per share (JPY)	-	-	-

Note:	Due to a change in the fiscal term, World’s fiscal year ending February 29, 2024 was an irregular term covering eleven months.

5. Status after the Share Exchange

Wholly-owning parent company resulting from share exchange

(1)	Name	World Co., Ltd.

(2)	Location	6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City

(3)	Name and title of representative	Nobuteru Suzuki, Representative Director of the Board, President & Executive Officer

(4)	Business	As an operating holding company, it engages in managerial administration of the entire affiliated group engaging in brand business, digital business and platform business and related businesses.

(5)	Stated capital	JPY 6,000 million

(6)	Fiscal year end	End of February

(7)	Net assets	To be determined

(8)	Total assets	To be determined

6. Outline of Accounting Treatment

The Share Exchange is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

7. Future Outlook

RIGHT ON, an equity-method affiliate of World, will become a wholly-owned subsidiary of World following the Share Exchange.

The impact of the Share Exchange on World has not been finalized at this time. If any matters arise that need to be disclosed, the Companies will promptly make such disclosures.

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8. Matters concerning MBO

(1) Special Committee’s opinion on fairness to general shareholders

Although World does not hold any RIGHT ON Shares as of today, W&DiD, an equity-method affiliate of World, holds 18,427,778 shares of RIGHT ON Shares. Accordingly, RIGHT ON is an equity-method affiliate of World and World is classified as an other related company of RIGHT ON. Furthermore, World will (A) extend a loan to RIGHT ON in order for RIGHT ON to repay its borrowing of JPY one billion against DAYS Partner No.1 as of December 1, 2025, and (B) change the borrowing of JPY 500 million owed by W&DiD against DBJ to the loan from World to W&DiD as of the same date, and as a result, World will become a controlling shareholder (parent company) of RIGHT ON. From these facts, the Share Exchange will be subject to the “Matters to be Observed in relation to MBO, etc.” set forth in Article 441 of the Securities Listing Regulations. Following this, RIGHT ON obtained the opinion from the Special Committee dated November 13, 2025, to the effect that the decision to implement the Share Exchange is fair to RIGHT ON’s general shareholders. For details, please see the exhibit in which the contents of such opinion are stated.

(2) Whether the Share Exchange constitutes a transaction with the controlling shareholder and compliance status with the policy on measures to protect minority shareholders in conducting transactions with the controlling shareholder

Although World does not hold any RIGHT ON Shares as of today, W&DiD, an equity-method affiliate of World, holds 18,427,778 shares of RIGHT ON Shares. Accordingly, RIGHT ON is an equity-method affiliate of World. Furthermore, World will (A) extend a loan to RIGHT ON in order for RIGHT ON to repay its borrowing of JPY one billion against DAYS Partner No.1 as of December 1, 2025, and (B) change the borrowing of JPY 500 million owed by W&DiD against DBJ to the loan from World to W&DiD as of the same date, and as a result, World will become a controlling shareholder (parent company) of RIGHT ON. From these facts, it is reasonable to treat the Share Exchange in the same manner as a transaction involving a controlling shareholder or other person specified in the enforcement regulations.

In the Corporate Governance Report disclosed by RIGHT ON on February 21, 2025, it is stated in the section titled “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with a Controlling Shareholder” that “In such cases as carrying out transaction with the controlling shareholder, similar to determination of general transaction terms and conditions, decisions shall be made based on reasonable judgment following negotiations grounded in market prices. For such transactions, it shall be confirmed that the transaction terms are equivalent to those of general transactions in accordance with laws and regulations and internal company rules before determining whether to proceed. Transactions must be approved by the Board of Directors unless their details and transaction terms are clearly equivalent to those of transactions with unrelated parties and are immaterial. We endeavor to ensure that minority shareholders’ interests will not be harmed.”

In this regard, RIGHT ON has taken measures to address structural conflicts of interest and ensure the fairness of the transaction terms of the Share Exchange, as described above in “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” under “3. Basis for the Details of Allotment in the Share Exchange” above. RIGHT ON believes that these measures are in compliance with the policy described above.

(3) Matters concerning measures to ensure fairness and measures to avoid conflicts of interest

Please see “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” under “3. Basis for the Details of Allotment in the Share Exchange” above.

9. World’s Shareholder Special Benefit Program

World has the shareholder special benefit program for the holders of one unit (100 shares) or more of its shares registered in the stock ledger at the end of February and August each year.

If the Share Exchange Agreement is approved at the Extraordinary General Shareholders’ Meeting, and the Share Exchange takes effect, it is planned that the shareholder special benefit program will be changed after the Share Exchange taking effect, so that those continuing to hold RIGHT ON or World shares may realize the advantage of the companies forming a group. For details, please see the “Notice Concerning Amendments to the Shareholder Special Benefit Program” which World disclosed today.

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10. RIGHT ON’s Shareholder Special Benefit Program

For details of the abolition of the RIGHT ON’s shareholder special benefit program, please see the “Notice Concerning Abolition of the Shareholder Special Benefit Program” which RIGHT ON disclosed today.

End

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(Reference) The consolidated earnings forecast for the current fiscal year (as announced on October 3, 2025) and the consolidated earnings for the previous fiscal year of World

(in millions of JPY)

	Net sales	Core operating profit	Operating profit	Net profit attributable to parent company
Forecast of earnings for the current fiscal year (Fiscal year ending February 2026)	300,000	20,000	19,500	12,000
Earnings for the previous fiscal year (Fiscal year ended February 2025)	225,658	17,013	16,742	11,051

(Reference) The earnings forecast for the current fiscal year (as announced on October 8, 2025) and the earnings for the previous fiscal year of RIGHT ON

(in millions of JPY)

	Net sales	Operating profit	Recurring profit	Net profit
Forecast of earnings for the current fiscal year (Fiscal year ending August 2026)	20,800	240	60	30
Earnings for the previous fiscal year (Fiscal year ended August 2025)	28,130	Δ454	Δ752	Δ449

<Reference>

Exhibit: Written Report

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Written Report

To the Board of Directors of RIGHT ON Co., Ltd.

November 13, 2025

Special Committee of RIGHT ON Co., Ltd.

Committee chair:	Ayumu Nakazawa

Committee member:	Chiaki Ueda

Committee member:	Masao Yamashita

Part 1. Matters Consulted with the Special Committee

RIGHT ON Co., Ltd. (“RIGHT ON”), which is listed on the Standard Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), received a proposal (the “Proposal”) from World Co., Ltd. (“World”) for a share exchange (the “Share Exchange”) in which World would become the wholly-owning parent company and RIGHT ON would become a wholly-owned subsidiary.

W&D Investment Design Inc. (“W&DiD”), an equity-method affiliate of World, holds 51.92% of the common shares of RIGHT ON (the “RIGHT ON Shares”) (as of February 28, 2025), and therefore, RIGHT ON is an equity-method affiliate of World, and World is an “other associated company” of RIGHT ON. World is also planning to make W&DiD into its wholly-owned subsidiary around late-January 2026; as a result, RIGHT ON will become a consolidated subsidiary of World. Because of this, the Share Exchange constitutes a transaction that requires the acquisition of an opinion from a special committee relating to whether the Share Exchange is fair to general shareholders (Tokyo Stock Exchange Securities Listing Regulations, Article 441, the main clause of Paragraph 1).

Accordingly, when examining the Proposal and in order to exercise due care in its decision making, eliminate arbitrariness in the decision-making process of its Board of Directors, ensure fairness, transparency, and objectivity, and obtain an opinion on whether the decision by the its Board of Directors to proceed with the Share Exchange can be considered fair to its general shareholders, RIGHT ON established the Special Committee, comprised of us, the three members indicated above, according to a resolution of its Board of Directors on September 10, 2025. In addition, in light of the purpose of establishing the Special Committee, RIGHT ON also resolved at that Board of Directors meeting to give maximum deference to the opinion of the Special Committee in its decision making regarding the Share Exchange and that if the Special Committee determines that implementation of the Share Exchange or the transaction terms and conditions are not appropriate, its Board of Directors will not approve the Share Exchange.

In accordance with the above Board of Directors resolutions, RIGHT ON consulted with the Special Committee concerning the following issues (the “Consultation Matters”) :

(1)	The appropriateness of the Share Exchange (whether the Share Exchange contributes to enhancing RIGHT ON’s corporate value);

(2)	The fairness of the Share Exchange transaction terms and conditions (whether the exchange ratio in the Share Exchange is fair);

(3)	The fairness of the procedures for the Share Exchange (whether sufficient procedures have been taken to ensure the fairness of the transaction terms and conditions); and

(4)	Based on (1) through (3) above, whether the Share Exchange is fair to RIGHT ON’s general shareholders.

In conjunction with this, according to the above Board of Directors resolution, RIGHT ON granted the Special Committee (a) the authority to receive from RIGHT ON’s officers and employees information necessary to examine and make decisions concerning the Share Exchange, (b) the authority to select and appoint its own financial advisor or third-party valuation institution and legal advisor at RIGHT ON’s expense as necessary or to approve the external expert advisors selected by the Board of Directors of RIGHT ON (including ex-post-facto approvals) and to seek, as the Special Committee, professional advice from such external advisors and experts appointed by RIGHT ON, and (c) the authority to be involved in circumstances that may substantially affect the negotiation process for the terms and conditions of the Share Exchange.

Part 2. Materials and Information Examined by the Special Committee

In preparing this report (this “Report”) on the Consultation Matters, the Special Committee performed the following actions.

Examination of various documents (the “Materials for Examination”) provided to the Special Committee

Interviews with World on matters, including those relating to the objectives of the Share Exchange, the background and circumstances leading to the Share Exchange, the status of measures for improving management after RIGHT ON became an equity-method affiliate of World, the details of synergy effects expected from the Share Exchange, management policies after the Share Exchange, and treatment of employees

Interviews with World on matters, including those relating to the content and decision-making procedures of the business plan that is the premise of the share exchange ratio valuation by Maxus Corporate Advisory Inc. (“Maxus”), details of RIGHT ON’s business, the external environment, current management issues, and details of World’s proposal;

Interviews with Maxus on matters relating to the results of the share exchange ratio valuation;

Holding of a total of 10 meetings of the Special Committee from September 19, 2025, to November 13, 2025, detailed deliberation and examination at those meetings, and expressing opinions, information exchanges, and collection through email exchanges and other means between meetings

Examination of other materials and information deemed reasonably necessary or appropriate for the preparation of this Report.

Part 3. Opinion of the Special Committee

As a result of its examination, the Special Committee unanimously presents the opinion set forth below concerning the Consultation Matters.

(1)	The Share Exchange is recognized as contributing to the enhancement of RIGHT ON’s corporate value.

(2)	The Share Exchange transaction terms and conditions (the exchange ratio in the Share Exchange) are recognized as fair.
(3)

Sufficient measures have been taken in the negotiation and other processes leading up to the Share Exchange to ensure the fairness of the transaction terms and conditions, and the Share Exchange procedures are recognized as fair.

(4)	In light of (1) to (3) above, the Share Exchange is recognized as fair to RIGHT ON’s general shareholders.

Part 4. Reasons for the Special Committee’s Opinion

Appropriateness of the Share Exchange (whether the Share Exchange contributes to enhancing RIGHT ON’s corporate value)

The Special Committee sent questionnaires to RIGHT ON and World regarding RIGHT ON’s business environment and management challenges, the benefits expected from implementing the Share Exchange (measures planned for after the implementation of the Share Exchange), disadvantages, and related matters. Those particulars are outlined below. No particular unreasonable points are identified in the details of the explanations received from RIGHT ON and World.

RIGHT ON’s Business Environment and Management Challenges

•

Since its foundation in April 1980, RIGHT ON has operated a retail business as a casual jeans shop targeting a wide range of customer segments across all ages and genders, selling casual wear (denim, tops, bottoms, etc.) with a focus on jeans. RIGHT ON operates a nationwide chain across Japan, employing diverse store formats including commercial facility stores in shopping centers and train station buildings, urban street-front stores, and roadside stores, and as of the end of August 2025, the number of stores totaled 230. RIGHT ON has strong network power and brand recognition from its nationwide expansion, backed by its brand strength and specialized expertise in jeans.

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In the early 2020s, RIGHT ON experienced a drastic decline in sales due to customers refraining from going out in conjunction with the COVID-19 pandemic and other factors, and in an external environment characterized by changes in consumer behavior, including the use of e-commerce, it was unable to achieve an appealing product lineup and unavoidably fell into difficult business results. Under these circumstances, with the assistance of outside experts, RIGHT ON reviewed its medium-term management plan (announced October 11, 2023). In addition to a business strategy of increasing sales by deploying high-priced products, RIGHT ON pursued initiatives for business revitalization, including financial strategies, such as reducing selling, general, and administrative expenses through the elimination of unprofitable stores and optimization of personnel allocation and compressing working capital by lowering inventory levels, but these efforts have not yet lead to a fundamental recovery in business performance.

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Amidst these developments, in early February 2024, World was approached by one of RIGHT ON’s major financial institutions regarding an alliance with RIGHT ON. Following discussions concerning an alliance premised on business revitalization support, World acquired RIGHT ON Shares through a tender offer for RIGHT ON Shares conducted by W&DiD, a company in which World and Development Bank of Japan have each directly and indirectly invested 50.00%, and which has invested in supporting the growth and revitalization of companies related to the fashion industry. As a result, RIGHT ON became an equity-method affiliate of World in January 2025.

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Subsequently, RIGHT ON formulated a new five-year medium-term management plan starting in the fiscal year ending August 2025, centered on structural reforms with no exceptions (announced on October 8, 2024; the “Mid-Term Management Plan”), and RIGHT ON implemented structural reforms to achieve an early and fundamental revitalization. The main initiatives included management reforms and IT infrastructure development, reform of product procurement methods, and conversion of long-term inventories to cash, closure of unprofitable stores, and rationalization of personnel and organizations. As a result of these initiatives, in the fiscal year ended August 2025, RIGHT ON reported a net loss of just 449 million yen, but it had not yet returned to profitability.

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The fashion industry to which RIGHT ON belongs has actually been in a business circumstance characterized by excess supply. It has also recently faced rapid changes, including drastic consumption-oriented shifts exemplified by hesitant buying triggered by high prices, irreversible cost increases across product costs, logistics, and labor expenses, and clearer upward pressure on interest rates on the financial side. Thus, it is assumed that the consolidation of stores, brands, and companies will be inevitable in the future, and that conducting sales promotions and securing human resources will become increasingly challenging, particularly for medium-sized companies with sales of 10 billion to 50 billion yen.

•	In addition, RIGHT ON is aware of the following management challenges.

➣	Unprofitable business performance and fragile financial base

In the Mid-Term Management Plan, RIGHT ON calls for complete cost structure reforms with no exceptions and is working to raise profitability through large-scale closures of unprofitable stores and improve gross profit margins through radical cost-cutting and extensive changes in the product composition. In the fiscal year ended August 2025, the initial year of the Mid-Term Management Plan, gross profit margin improved more than initially anticipated. Ultimately, however, RIGHT ON posted a net loss of 449 million yen in the fiscal year ended August 2025, and the company is still operating at a loss. In light of the current harsh business environment and other factors, there is uncertainty about whether the Mid-Term Management Plan can be achieved and a return to profitability can be realized.

In addition, under conditions where RIGHT ON is unable to secure sufficient cash flows, it will be difficult for the company to quickly implement measures, such as reducing cost rate and improving gross profit margins by changing purchasing methods or making capital investments to strengthen logistics systems.

➣	Poor responses to changes in consumer preferences and trends, and weak product planning capabilities

While RIGHT ON’s strengths lie in its jeans-focused brand and expertise, consumers are shifting away from jeans due to changing preferences, which poses a risk of customer loss.

➣	Delayed e-commerce and online strategies

RIGHT ON lacks digital response capabilities for e-commerce, social media, and related tools, and its weakness in highlighting popular store products on e-commerce platforms and in its approach to trends has led to underperformance in e-commerce sales compared to the initial sales plan.

➣	Limitations in World’s injection of management resources to its equity-method affiliates

After RIGHT ON became an equity-method affiliate of World, with support from World, it implemented financial and management restructuring measures, transitioned from a product lineup weighted towards national brands with jeans at the core to expanding private brand products, and moved forward with closing unprofitable stores for which sufficient profitability could not be expected in accordance with World’s criteria. Furthermore, improvements in management efficiency through personnel exchanges with the World Group (that means World and its subsidiaries and equity-method affiliates; the same applies hereinafter) and sharing of logistics operations, as well as credit enhancement effects as a company under the World’s umbrella, can be expected.

However, from the World’s perspective, it is difficult from the standpoint of accountability to World’s shareholders to inject additional management resources into RIGHT ON while maintaining the current capital structure of indirect ownership of RIGHT ON through W&DiD, and World is in a situation where it cannot fully implement structural reforms of RIGHT ON, which require rapid decision-making and bold investment of management resources.

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As stated above, due to the oversupply in the fashion market and other factors, the business environment surrounding RIGHT ON has been harsh. RIGHT ON again reported a loss in the fiscal year ended August 2025, and several management challenges have been identified, including difficulty making aggressive investments independently due to financial constraints and the necessity to complete structural reforms and improve gross profit margins by maximizing the utilization of management resources within the World Group.

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In this harsh business environment, RIGHT ON is implementing structural reforms with support from World to achieve a recovery in business performance. Looking at the changes in RIGHT ON’s business results since it became an equity-method affiliate of World, it is evident that results have been achieved to some extent.

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However, under the current capital structure, whereby World indirectly holds an interest in RIGHT ON through W&DiD, an equity-method affiliate of World, investment of management resources in the provision of financial support by World to RIGHT ON are unavoidably limited, and in the current situation, any measures have not been sufficiently implemented; specifically, sales promotion of RIGHT ON products utilizing the resources of the entire World Group, optimization of procurement and logistics costs by leveraging the World Group’s scale, integration of system infrastructure, and mutual utilization of customer bases (with respect to this point, even if RIGHT ON were to become a consolidated subsidiary of World, from the perspective of accountability to World’s shareholders, there would still be limits to the management resources that World could invest for achieving structural reforms and re-growth by RIGHT ON). Therefore, for RIGHT ON to address the management issues discussed above with a sense of urgency, promptly complete structural reforms, and once again achieve growth, it is considered reasonable that RIGHT ON should become a wholly-owned subsidiary of World, thereby enabling prompt execution of business investment and other initiatives with necessary and sufficient support from World.

Benefits expected from the Share Exchange (measures planned for after the implementation of the Share Exchange)

•	RIGHT ON and World are examining and anticipate the following measures and benefits after RIGHT ON becomes a wholly-owned subsidiary of World.

➣	Acceleration of RIGHT ON’s business through expansion and enhancement of management foundations

As stated above, RIGHT ON has achieved some improvements in its gross profit margin ahead of schedule under the Mid-Term Management Plan, and has already implemented several measures to a certain extent. However, by leveraging the stable cash flows, management resources, expertise, and know-how of the World Group, RIGHT ON will be able to update its logistics and system infrastructure, which would be difficult to implement as long as RIGHT ON remains a listed equity-method affiliate of World, and also to make bold investments in growth and develop and expand business, which would be difficult to carry out with RIGHT ON’s cash flow alone.

Specifically, as measures to improve purchase cost rate and gross profit margins, when shifting to more efficient product procurement methods (e.g., partial introduction of direct trade with manufacturers), by obtaining necessary funding from World for measures, such as shortening payment terms, RIGHT ON expects that it can reliably implement these types of measures. It is also considered that further improvements in cost rate can be achieved by establishing a system for bulk warehouse deposits by making capital investments in logistics infrastructure.

In addition, World is planning to promote full-scale growth strategies based on bold capital allocations under its medium-term business plan for the next period, and by becoming a wholly-owned subsidiary of World, RIGHT ON expects that it will be possible to appropriately incorporate the medium-term business plan for the next period into the capital plan for the entire World Group, including Right-on, and World’s investments in growth of RIGHT ON can be effectively implemented.

➣	Enhancement and expansion of the Group’s business foundations through the consolidation of business and assets

It is expected that by integrating customer information bases, it will be possible to consolidate contracts and systems, including marketing automation, reduce promotion costs through integrated data operations, and explore cross-selling opportunities based on mutual use of customer profiles, thereby efficiently expanding the top line. Regarding this point, currently, World and RIGHT ON each conduct promotions at their own cost, and integration of these promotions will make it possible to promote RIGHT ON products to customers of the entire World Group while cutting costs.

Also, regarding the use of outstanding human resources, it is expected that RIGHT ON will be able to reinforce its recruitment capabilities and retention of human resources by making use of career paths within the World Group. By becoming a wholly-owned subsidiary of World, it will become easier for RIGHT ON to transfer and second employees to and from the World Group, and career options are expected to be expanded for RIGHT ON employees. In particular, it can be expected that opportunities to learn World’s management expertise and know-how will increase and the quality and pace of human resource development will improve, ultimately leading to the upskilling throughout the RIGHT ON organization.

➣	Improvement in group management efficiency through the integration of corporate functions and other initiatives

In addition to further rationalization through integration of the corporate functions of the two companies and optimal human resource placement, which were difficult to implement from the perspective of maintaining independence due to both World and RIGHT ON being listed companies, enhancement of management efficiency and competitiveness can be expected through sharing of resources and expertise in the value chain, from purchasing to sales, and other means. In particular, higher procurement and logistics cost efficiency, leveraged by the World Group’s economies of scale, is expected to contribute to improvement in gross profit margins by RIGHT ON. In addition, it can be considered for RIGHT ON to leverage the World Group’s outstanding human resources and expertise to implement measures for reinforcing EC and product planning capabilities.

➣	Reduction of burdens associated with maintaining the listing

In recent years, there have been various debates over structural conflicts of interest in parent-subsidiary listings, and it can be said that management oversight of conflicts of interest at subordinate listed companies has become increasingly strict. In light of the current state of such debate, for RIGHT ON to continue its listing while maintaining and ensuring the discipline and standards as a listed company that can withstand strict market scrutiny, it will be necessary to strengthen its governance structures with even greater awareness of conflict of interest risks than before, but RIGHT ON believes that the management structure and management burdens required to maintain its listing are by no means small. Regarding this point, it is anticipated that delisting RIGHT ON through the Share Exchange will eliminate these management and cost burdens associated with maintaining listing.

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As stated above, it is considered that RIGHT ON becoming a wholly-owned subsidiary of World through the Share Exchange will not only make it possible to create structures that will enable the implementation of management strategies from a more medium- to long-term perspective, including the completion of the structural reforms currently underway, and under prompt decision making, it will also enable RIGHT ON to receive more active investment of management resources and financial support from World.

Disadvantages arising from the implementation of the Share Exchange

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It is assumed that many of RIGHT ON minority shareholders hold only one unit (100 shares) of RIGHT ON Shares, and therefore, given the exchange ratio in the Share Exchange, such shareholders will be granted less than one unit (100 shares) of World common shares (“World Shares”) in the Share Exchange. That will pose a risk that they will not be provided sufficient opportunity to take advantage of the increase in the price of World Shares and other benefits.

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World is planning to implement a stock split of World Shares at a ratio of 1:2 (the “Stock Split”) on or by the day before the day that the Share Exchange takes effect and, regarding World Shares of less than one unit, it will submit to the World general shareholders meeting in May 2026 a proposal to amend World’s articles of incorporation to provide for demands for the sale of shares of less than one unit as provided in Article 194 of the Companies Act. In consequence, RIGHT ON shareholders who later hold less than one unit of World Shares through the Share Exchange will be able to hold one unit by making a demand for the sale of shares of less than one unit, and thus, it can be said that measures that are conceivable within available systems are being taken to expand opportunities for them to become holders of one unit of World Shares. Therefore, in the Share Exchange, measures are being planned to mitigate the impact of disadvantages that will occur to RIGHT ON minority shareholders (particularly shareholders who will hold only World Shares of less than one unit through the Share Exchange).

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In addition, RIGHT ON shareholders will no longer be able to use RIGHT ON’s Preferential System for Shareholders after the Share Exchange. However, World is planning to provide medium- to long-term incentives for continued holding of World Shares to RIGHT ON shareholders who are newly granted World Shares by modifying the particulars of the current World’s Preferential System for Shareholders. Specifically, after the Stock Split, World plans to set the minimum number of shares to be held to use the Preferential System for Shareholders at 100 shares (one unit) (the current Preferential System for Shareholders requires a minimum of 100 shares based on the number of shares held before the Stock Split, and premised on this, the minimum number of shares to be held would double to 200 shares with the Stocks Split, but under the new Preferential System for Shareholders the minimum number of shares to be held will be changed to 100 shares), and this change will make it easier for RIGHT ON minority shareholders to enjoy benefits as World shareholders.

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Furthermore, it is considered that other disadvantages that may arise from the Share Exchange include difficulty raising funds from equity capital markets, weakening of compliance systems due to delisting, negative impacts on recruiting, and declining morale of existing employees.

Regarding this point, although after the Share Exchange, it will be difficult for RIGHT ON to raise funds from equity capital markets, active injection of management resources from World can be expected, and RIGHT ON’s creditworthiness to financial institutions will be augmented by RIGHT ON becoming a wholly-owned subsidiary of World. Therefore, it is considered that no impediments will arise in terms of raising funds for structural reforms or renewed growth. Also, even after RIGHT ON is delisted, as a group company of a listed company, it will be necessary to maintain specific governance structures, and there will be no significant concerns regarding the weakening of compliance systems.

Regarding RIGHT ON’s human resource recruitment capabilities and other factors on as a result of delisting, considering that RIGHT ON will continue business as a member of a listed company group and that the potential of taking on the challenges of new fields within the World Group will increase for human resources who seek diverse career development, it is believed that there will not be a significant adverse impact on human resource recruiting and related matters.

Furthermore, considering that by becoming a wholly-owned subsidiary of World, RIGHT ON’s financial foundations will be more stabilized and stable employment can be expected, no specific risk of an adverse impact by the Share Exchange on the morale of RIGHT ON’s existing employees is found.

•	Therefore, it can be evaluated that reasonable countermeasures are being planned to minimize the disadvantages of the delisting of RIGHT ON through the Share Exchange.

Summary

In light of the above points, the Special Committee conducted careful deliberation and examination. Although RIGHT ON became an equity-method affiliate of World and has been implementing the Mid-Term Management Plan, as stated above, the business circumstances surrounding RIGHT ON has become more severe while it has been facing demanding management issues that are challenging for RIGHT ON to tackle alone. Based on these situations, it can be determined that by becoming a wholly-owned subsidiary of World at this time and by maximizing the use of World’s management support and creditworthiness, RIGHT ON will have a better chance of realizing, without fail, a rapid and fundamental business structural reform. In addition, considering that, while the importance of the benefits expected for RIGHT ON from the Share Exchange (measures planned for after the implementation of the Share Exchange) has been recognized, reasonable countermeasures are being planned to be taken to minimize the disadvantages of the delisting, the Share Exchange can be deemed to contribute to enhancing corporate value of RIGHT ON (the World Group).

Fairness of the Share Exchange transaction terms and conditions (whether the exchange ratio in the Share Exchange is fair)

Share Exchange Valuation Report

World received from Maxus, a third-party valuation institution that is independent of both RIGHT ON and World, a share exchange ratio valuation report (the “Share Exchange Ratio Valuation Report”) prepared by Maxus, along with detailed explanations of the valuation methods and related matters in the Share Exchange Ratio Valuation Report.

According to the Share Exchange Ratio Valuation Report, in a case where the per-share value of World Share is set to one (1), the range of valuation of RIGHT ON Shares will be 0.09 to 0.11 using the average market price method: the average market price method, and 0.08 to 0.11 using the average market price method: the DCF method.

The Special Committee sent questionnaires to and received answers from Maxus and RIGHT ON concerning the selection of valuation methods, analysis of market prices and trading volumes used with the average market price method, RIGHT ON’s financial forecasts (including fiscal years in which a substantial increase or decrease in profit or free cash flow is expected) that served as the basis for valuation with the DCF method, the policies and procedures for formulating RIGHT ON’s business plan that served as the basis for financial forecasts, the reasonableness of plan value, going concern calculation methods, the basis for calculating discount rates, and other matters and verified future financial projections based on specific materials. As a result, the Special Committee found no unreasonable points regarding these matters in light of general valuation practice.

Therefore, it can be determined that the valuation of the share exchange ratio in the Share Exchange Ratio Valuation Report is not unreasonable.

Share Exchange Ratio

The share value of RIGHT ON that serves as the basis of the allocation ratio in the Share Exchange (the “Share Exchange Ratio”) is confirmed to be within the range of valuation results using the DCF method and at a level that exceeds the median value of that range.

Next, when examining from the perspective of the premium rate level applied to the price of RIGHT ON Share relative to its market price, which forms that basis for the Share Exchange Ratio, it provides a premium of 9.65% over the market price ratio calculated from the closing price on November 13, 2025 (the “Reference Date”), which is the business day prior to the public announcement date of the decision to implement the Share Exchange, and a premium of 6.20% over the market price ratio calculated from the simple average of closing prices for the one-month period up to the Reference Date and a premium of 0.70% over the market price ratio calculated from the simple average of closing prices for the three-month period up to the Reference Date. On the other hand, it showed a discount of 6.83% in the market price ratio calculated from the simple average of closing prices for the six-month period up to the Reference Date. A premium over the market price ratio calculated from the closing price of the Reference Date is at a level comparable to the premium level (*) in similar share exchange transactions between listed companies in recent years.

(Note*) Out of actual transaction cases of share exchanges between listed companies, through which one listed company makes another its wholly-owned subsidiary, for the examples (13 cases) in which the wholly-owned subsidiary after the share exchange had recorded operating deficits for latest consecutive two fiscal years, the average premium values calculated using the same method as above were 8.6% (on the business day before the announcement date), 13.0% (over the one-month period up to the business day before the announcement date), 14.5% (over the three-month period up to the business day before the announcement date), and 14.0% (over the six-month period up to the business day before the announcement date), respectively.

On another front, for the market price ratio calculated from the simple average of closing prices for the one-, three-, and six-month periods, respectively, up to the Reference Date, it can be considered that, compared to similar share exchange transactions, a sufficient premium is not provided. However, for the market price ratio calculated from the simple average of the closing price of RIGHT ON Share over the one-month period up to the Reference Date, it can be evaluated that a certain level of premium is provided. In addition, looking at the transition of the market price of RIGHT ON Share over the six-month period up to the Reference Date, the price had raised since April 2025, but declined at the end of August, 2025, and this is because that RIGHT ON Shares had been bought in the market in anticipation of the benefit to be given under the RIGHT ON’s Preferential System for Shareholders and after the end of August when the shareholders’ rights to those benefits were determined, RIGHT ON Shares were sold and the market price declined. Considering that the three- and six-month, respectively, up to the Reference Date for RIGHT ON Share include that period of increase of the market price, it does not necessarily mean that the market price ratios calculated from the simple average of closing prices for those relevant periods are unreasonable because those ratios are below the premium levels indicated in similar share exchange transaction cases.

In addition, (i) the consideration for the Share Exchange will not be cash, but rather, consideration in the form of shares will be provided, and therefore, RIGHT ON minority shareholders will be able to enjoy synergy effects occurring after the Share Exchange through the World Shares granted in the Share Exchange, and (ii) as stated above, the Share Exchange is considered as contributing to improving RIGHT ON’s corporate value; thus, the timing of implementation of the Share Exchange is important for reliably and promptly carrying its fundamental structural reforms and growth strategies in the future, and considering RIGHT ON’s current business environment and the management challenges that it is confronting, taking this opportunity to implement the Share Exchange proactively is reasonable. Accordingly, even though the market price ratios calculated from the simple average of closing prices for the three- and six-month periods, respectively, up to the Reference Date are below the premium levels indicated in similar share exchange transaction cases, it is considered that the reasonableness of the Share Exchange Ratio cannot be denied.

Based on a comprehensive consideration of the circumstances described above, the Special Committee deems that the Share Exchange Ratio is reasonable.

Fairness of procedures in the negotiation process

The concrete process of negotiations with World of the Share Exchange Ratio are as described below. Through Maxus, its contact point, RIGHT ON has held multiple rounds of substantial discussions and negotiation of the Share Exchange Ratio with World, according to the negotiation policy approved by the Special Committee in advance, to ensure the fairness of the Share Exchange Ratio from the perspective of protecting the interests of its minority shareholders.

•	Initial Proposal

On October 21, 2025, RIGHT ON received a proposal from World, which offered the Share Exchange Ratio at 1:0.09 (0.09 World Share would be issued and allocated to one (1) RIGHT ON Share). To that proposal, the Special Committee presented its opinion that the proposal was below a level that could be determined as fair for RIGHT ON minority shareholders, considering (a) those ratios showed discounts in the market price ratios calculated from the closing price of RIGHT ON Share at October 20, 2025 and the simple average of closing prices for the one-, three-, and six-month periods, respectively, up to the same date; thus, the content of the proposal was not sufficient from the perspective of protecting the interests of RIGHT ON minority shareholders, and (b) the result of estimation of the share exchange ratio by Maxus, the third-party share valuation institution. Following that opinion, RIGHT ON requested World for a rise in the Share Exchange Ratio in writing dated October 23, 2025, under the joint names of RIGHT ON and the Special Committee.

•	Second Proposal

On October 27, 2025, RIGHT ON received another proposal from World, which offered the Share Exchange Ratio at 1:0.09 and the revision of the content of the current World’s Preferential System for Shareholders as described in 1 (3) above to provide RIGHT ON shareholders with mid-to long-term incentives for continuing holding of World Shares. To that proposal, the Special Committee presented its opinion that, for the same reasons for the first proposal, the proposal was still below a level that could be determined as fair for RIGHT ON minority shareholders and even by the enhancement of World’s Preferential System for Shareholders proposed, it would be difficult to solve an issue in terms of protecting minority shareholders, that would arise from the discount; thus, it would be appropriate to request World to provide a higher share exchange ratio. Following that opinion, RIGHT ON once again requested World for a rise in the Share Exchange Ratio in writing dated October 29, 2025, under the joint names of RIGHT ON and the Special Committee.

•	Third Proposal

On November 4, 2025, RIGHT ON received another proposal from World, which offered the Share Exchange Ratio at 1:0.095 (0.095 World Share would be issued and allocated to one (1) RIGHT ON Share). To that proposal, the Special Committee presented its opinion that even though that ratio provided a premium over the market price ratio calculated from the closing price of RIGHT ON Share at October 31, 2025, it still showed discounts in the market price ratios of closing prices for the one-, three-, and six-month periods, respectively, up to the same date; thus, the proposal was not sufficient from the perspective of protecting the interests of RIGHT ON minority shareholders, and it would be appropriate to request World to offer a higher share exchange ratio. Following that opinion, RIGHT ON again requested World for a rise in the Share Exchange Ratio in writing dated November 6, 2025, under the joint names of RIGHT ON and the Special Committee.

•	Forth Proposal

On November 10, 2025, RIGHT ON received another proposal from World, which offered the Share Exchange Ratio at 1:0.10 (0.1 World Share would be issued and allocated to one (1) RIGHT ON Share). After careful examination of the proposal, the Special Committee presented its opinion that, although it deemed that a certain degree of consideration for RIGHT ON minority shareholders was given, it would still be appropriate to request that World offer a higher share exchange ratio to protect minority shareholders. Following that opinion, RIGHT ON again requested World for a further rise in the Share Exchange Ratio in writing of November 10, 2025, under the joint names of RIGHT ON and the Special Committee.

•	Fifth Proposal

On November 12, 2025, RIGHT ON received a response from World, which offered the Share Exchange Ratio at 1: 0.10 (0.1 World Share would be issued and allocated to one (1) RIGHT ON Share) and informed that it would be World’s final decision, and World could not further increase that share exchange ratio. The Special Committee conducted again careful examination of that final proposal and presented its opinion that the ratio was deemed reasonable as the consideration had been given to the interests of minority shareholders, comprehensively considering various factors, including the following: the share exchange ratio offered by the final proposal provides a certain level of premium over the market price ratio calculated from the closing price on the Reference Date; it also provides premiums compared to the market price ratios calculated from the simple average of the closing prices over the one-, and three-month periods, respectively, up to the Reference Date; and it exceeds the median value of the valuation result range of the share exchange ratio by Maxus. Following that opinion, RIGHT ON informed World in writing dated November 13, 2025, that it would be able to accept the final proposal (however, the final decision shall be subject to the resolution by the RIGHT ON’s Board of Directors meeting to be held on November 14, 2025).

Appropriateness of the scheme relating to the Share Exchange

Since RIGHT ON shareholders will be allocated and granted World Shares in the Share Exchange, the share exchange can be seen as a method that is beneficial to RIGHT ON shareholders as well, in the aspect that RIGHT ON shareholders will be able to enjoy the increase in the medium -to long-term value of RIGHT ON in the future.

On the other hand, although RIGHT ON minority shareholders who hold only one unit (100 share) of RIGHT ON Shares will have less than one unit of World Shares through the Share Exchange, the measures to be implemented by World discussed in 1. (3) above, “Disadvantages arising from implementation of the Share Exchange,” will enable such shareholders who hold less than one unit to hold one unit by making a demand for the sale of World Shares. Also, compared to the case where RIGHT ON is made into a wholly-owned subsidiary through a tender offer and subsequent share consolidation or demand for sale of shares (i.e., the case where the consideration received by RIGHT ON shareholders is cash), it can be said that in the case of a share exchange, even if RIGHT ON minority shareholders become shareholders with less than one unit of World Shares, they will be provided the opportunity to enjoy the returns from price increases of World Shares in the future (when the market price of World Share increases, such shareholders may make a demand to World to purchase shares of less than one unit). Therefore, the selection of a share exchange as the method of making RIGHT ON into a wholly-owned subsidiary can be evaluated as suggesting that consideration has been given to RIGHT ON minority shareholders’ expectations for the future, in comparison to the selection of a cash-out scheme.

Summary

Based on the above points, the Special Committee can conclude, as a result of careful deliberation and examination, that the implementation method and scheme, the type of consideration to be granted to RIGHT ON minority shareholders, and the transaction terms and conditions regarding the Share Exchange (including the exchange ratio) are fair.

Fairness of the procedures for the Share Exchange (whether sufficient procedures have been taken to ensure the fairness of the transaction terms and conditions)

(1) Establishment of an independent Special Committee

On September 10, 2025, in response to World’s initial intention to start consideration and discussion on the Share Exchange, based on a resolution by its Board of Directors meeting held on September 10, 2025, RIGHT ON established the Special Committee consisting of us, three individuals, to eliminate arbitrariness in the process of decision-making by its Board of Directors, and ensure fairness, transparency and objectivity. The Special Committee consists of a total of three: an independent outside director and two independent outside corporate auditors of RIGHT ON, all of whom are independent of both RIGHT ON and World, and the success or failure of the Share Exchange. The remuneration of the members of the Special Committee consists solely of fixed remuneration that is payable regardless of the success or failure of the Share Exchange, and does not include any fees contingent on the success of the Share Exchange and other conditions.

In addition, based on the resolution by its Board of Directors meeting, RIGHT ON granted the Special Committee the following: (a) the authority to receive information from officers or employees of RIGHT ON necessary for examining and making decision on the Share Exchange; (b) the authority to select or appoint, as required at the expense of RIGHT ON, the Special Committee’s own financial advisor or third-party valuation institution and legal advisor, or to approve (including ex-post-facto approvals of) the external professional advisors appointed by its Board of Directors, and to request professional advice, as the Special Committee, from the external advisors appointed by RIGHT ON; and (c) the authority to be involved in circumstances that may substantially affect the negotiation process of the terms and conditions of the Share Exchange. Following that resolution, for external professional advisors selected by RIGHT ON (Maxus and Kitahama Partners), the Special Committee verified that there was no problem with their independence and expertise, and it approved them as RIGHT ON’s advisors. Also, as described in 2 (3) above, it has been substantially involved in the process of negotiations with World regarding the Share Exchange Ratio.

RIGHT ON also resolved at that Board of Directors meeting that it gives maximum deference to the opinion of the Special Committee in its decision making regarding the Share Exchange at its Board of Directors meeting, in light of the intent of establishment of the Special Committee, and that if the Special Committee determines that implementation of the Share Exchange or the transaction terms and conditions are not appropriate, its Board of Directors will not approve the Share Exchange.

As above, with its independence, the Special Committee has examined and determined the Consultation Matters after taking practical measures to enhance its effectiveness as a special committee.

(2) Review framework and methods of RIGHT ON

The Share Exchange constitutes a transaction that requires RIGHT ON to obtain an opinion from a special committee relating to whether the Share Exchange is fair to its general shareholders (Tokyo Stock Exchange Securities Listing Regulations, Article 441, the main clause of Paragraph 1). Considering the issues of structural conflicts of interest, RIGHT ON implemented the following measures and responses from the perspectives of ensuring the fairness of the procedures relating to the Share Exchange, eliminating arbitrariness in the decision-making process leading up to the decision to implement the Share Exchange, and preventing conflicts of interest.

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Establishment of a special committee (including establishment of an independent secretariat of the Special Committee) comprising independent members with no current or past material interests in the success or failure of the Share Exchange or World

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After conducting question-and-answer sessions with the Special Committee, acquisition of advice from advisors verified to be independent and have no current or past material interests in the success or failure of the Share Exchange, RIGHT ON, or World

➣	Acquisition of advice, opinions, or suggestions (including the Share Exchange Ratio Valuation Report) from Maxus, a third-party valuation institution and financial advisor

➣	Acquisition of legal advice, opinions, or suggestions from Kitahama Partners, a legal advisor

Fees payable to Maxus for the Share Exchange consist of a fixed fee to be paid regardless of the success or failure of the Share Exchange and a success fee that is contingent upon, among others, the successful completion of the Share Exchange. However, the ratio of the success fee to the total fee remains low, and taking into account general market practice in similar transactions, it is determined that Maxus’s independence would be necessarily impaired by the inclusion of a success fee as part of the fee structure. Also, fees payable to Kitahama Partners will be calculated by multiplying working hours by the hourly rate, regardless of the success or failure of the Share Exchange, and it does not include a success fee contingent upon, among others, the successful completion of the Share Exchange.

Based on the above, RIGHT ON has conducted careful discussions and examination from the perspectives of enhancing RIGHT ON’s corporate value and the shared interests of its shareholders regarding the fairness of the Share Exchange Ratio and the other terms and conditions of the Share Exchange, and the fairness of the series of procedures relating to the Share Exchange.

(3) Non-existence of inappropriate influence from the participation by World’s officers in the negotiation process for the Shre Exchange

Among RIGHT ON’s directors, Mr. Seiji Hirohashi, who concurrently serves as representative director of W&DiD and director of RIGHT ON, and Mr. Isaku Omine, who is president and representative director and executive officer of RIGHT ON and previously held the position of group managing executive officer at World, have conflicts of interest with RIGHT ON regarding the Share Exchange. Accordingly, as directors with special interests, they have not participated in any deliberations or resolutions at the Board of Directors meetings of RIGHT ON concerning the Share Exchange, nor have they been involved in any discussions, negotiations, or examination process relating to the Share Exchange.

Other than the above, no particular facts have been found suggesting that interested parties of World were directly or indirectly involved in the discussion, negotiation, or examination process relating to the Share Exchange, giving unduly influence on the Share Exchange, and no factual circumstances that would bring into question the fairness of those procedures have been found.

(4) Securing opportunities for other purchasers to make proposals for purchase (market checking)

RIGHT ON and World have never made any agreement that may restrict any proposer for purchase other than World (the “Oppositive Proposer for Purchase”) from contacting RIGHT ON, such as agreements containing transaction protection provisions that would prohibit RIGHT ON from contacting the Oppositive Proposer for Purchase. In addition, an extraordinary general shareholders’ meeting of RIGHT ON to approve the Share Exchange Agreement is scheduled to be held on February 4, 2026, approximately two months or more after the announcement of the execution of the Share Exchange Agreement, and compared to other corporate acquisition cases, the opportunities for the Oppositive Proposer for Purchase are sufficiently secured. Accordingly, it suggests that an indirect market check has been conducted in the Share Exchange.

Although RIGHT ON is not engaged in a positive market check, in light of several factors, such as that W&DiD, the equity-method affiliate of World, holds 51.92% of RIGHT ON Shares and World plans to make W&DiD into its wholly-owned subsidiary around late-January, 2026, it is deemed that W&DiD barely shows willing to accept another proposal for acquisition from any Oppositive Proposer for Purchase, and the situation where a positive market check can work as the measure to ensure fairness is limited. Accordingly, it can be assumed that the fairness of the procedures in the Share Exchange would not be impaired solely by the fact that RIGHT ON has not taken a positive market check.

(5) Elimination of coerciveness

In addition to the rights to demand for the sale of shares by dissenting shareholders and the same for the sale of shares of less than one unit as provided in the Companies Act, in the Share Exchange, World plans to amend its articles of incorporation to provide for demands for the sale of shares of less than one unit as provided in Article 194 of the Companies Act. In this light, it can be concluded that consideration has been given to avoid any coerciveness on RIGHT ON minority shareholders.

(6) Enhancement of information provision to general shareholders and transparency of the process

In press releases regarding the Share Exchange, disclosures are planned in accordance with laws and ordinances as well as the Timely Disclosure Rules of the Tokyo Stock Exchange. Besides, various pieces of information, including the details of the Special Committee’s examinations and its involvement in the negotiation process, the content of this Report, the outline of the Share Exchange Ratio Valuation Report, and other processes and the details of the negotiations leading up to the implementation of the Share Exchange, are to be respectively disclosed. This suggests that information will be provided to help general shareholders make decisions on the appropriateness of transaction terms and conditions and related matters.

(7) Discussions and negotiations by RIGHT ON

In accordance with the negotiation policy approved in advance by the Special Committee, RIGHT ON has engaged in multiple rounds of substantive discussions and negotiations with World regarding the Share Exchange Ratio with the aim of protecting the interests of its minority shareholders. Specifically, as described in 2 (3) above, RIGHT ON, through its contact point, Maxus, conducted negotiations 5 times regarding the Share Exchange Ratio, including the presentation of written responses approved by the Special Committee, with World via Nomura Securities Co., Ltd., which served as World’s financial advisor, and as a result of those negotiations, RIGHT ON has succeeded in finally increasing the share exchange ratio from 1: 0.09 to 1:0.10.

(8) Non-setting of a condition for “majority of minority”

The Share Exchange has not set a condition for “majority of minority,” because it is considered that setting that condition will make the success of the Share Exchange uncertain, and as a consequence, it is likely to cause disadvantages to RIGHT ON minority shareholders. Also, taking into account that in the Share Exchange, the measures to ensure fairness described in 3 (1) through 3 (7) above have been taken, and the consideration for the interests of RIGHT ON minority shareholders has been given, it can be considered that the fairness of procedures for the Share Exchange would not be necessarily impaired by non-setting of a condition for “majority of minority” alone.

(9) Summary

In consideration of the above points, it can be evaluated that, as a result of careful discussions and examination, appropriate measures to ensure fairness have been taken, even in comparison to other examples comparable to the Share Exchange, and that the process of determining the transaction terms and conditions has been secured in a way equivalent to an arm’s-length transaction. Accordingly, the Special Committee can conclude that the procedures, including the negotiation process leading to the Share Exchange, are fair.

Conclusion

As a result of careful examination of the matters, including those described in 1 through 3 above, the Special Committee has determined that the Share Exchange is fair to general shareholders of RIGHT ON.

Part 5. Disclaimers

This Report is based on the premises that the content of the Materials for Examination and information obtained through interviews and other means conducted by the Special Committee are true and accurate, and that there are no material facts or information other than the content of those materials or information that could affect the particulars of this Report. The Special Committee has not conducted its own collection of materials and verification of the truthfulness and accuracy of the content of those materials and information.

Furthermore, this Report was prepared solely for the purpose of reporting on the Consultation Matters presented by RIGHT ON, and the Special Committee shall not bear any liability whatsoever to third parties concerning the use of this Report by RIGHT ON.

[End]

Attachment

Summary of meetings of the Special Committee

Meeting	Meeting Date & Format	Main Matters Examined
1st	September 19 (Fri) 14:00 – 15:00 Face-to-face meeting

∎   Explanation of the outline of the transaction

∎   Introduction of members and ex-post-facto approval of advisors

∎   Explanation of the necessity of measures to ensure the fairness as well as the objectives, authorities, and related matters of the Special Committee

∎   Briefing on the scope of special stakeholders

∎   Explanation of the outline of the business relating to the premise of the business plan, and a request for a question-and-answer session

2nd	September 25 (Thurs) 15:30 – 16:30 Web meeting	∎ Explanation of the content of RIGHT ON’s business plan and a question-and-answer session ∎ Analysis of shareholders
3rd	October 1 (Thurs) 13:00 – 14:00 Web meeting	∎ Question-and-answer session regarding RIGHT ON’s business plan ∎ Examination of questionnaires on World’s letter of intent ∎ Examination of questionnaires to RIGHT ON
4th	October 7 (Tues) 14:30 – 15:30 At World Tokyo office	∎ Interview with World
5th	October 16 (Thurs) 10:00 – 12:00 Web meeting	∎ Review of the interview with World ∎ Interview with RIGHT ON
6th	October 22 (Wed) 13:00 – 15:00 Web meeting	∎ Interim report on the valuation of the share exchange ratio ∎ Examination of the negotiation policy for the share exchange ratio
7th	October 28 (Tues) 13:00 – 15:00 Web meeting	∎ Confirmation of a press release on the share exchange ∎ Confirmation and examination of a draft of the Written Report ∎ Negotiation of the share exchange ratio
8th	November 6 (Thurs) 16:30 – 17:30 Web meeting	∎ Negotiation of the share exchange ratio ∎ Confirmation and examination of a draft of the Written Report ∎ Explanation of the fee structure for advisors
9th	November 10 (Mon) 13:00 – 15:00 Web meeting	∎ Negotiation of the share exchange ratio ∎ Confirmation and examination of a draft of the Written Report
10th	November 13 (Thurs) 17:00 –18:30 Web meeting	∎ Confirmation of the Share Exchange Ratio Valuation Report (Final Ver.) ∎ Confirmation and examination of the Written Report ∎ Confirmation of the press release on the share exchange

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